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                           November 1, 2021

       Thomas J. Wood
       Chief Executive Officer
       RemSleep Holdings Inc.
       2202 N. West Shore Blvd Suite 200
       Tampa, Florida 33607

                                                        Re: RemSleep Holdings
Inc.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed October 27,
2021
                                                            File No. 024-11540

       Dear Mr. Wood:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services